EXHIBIT 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Tekmira Pharmaceuticals Corporation (the “Company”)
100 - 8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C.
V5J 5J8

2.	Date of Material Change:

June 29, 2011

3.	News Release:

The news release announcing the material change disclosed in this material change report is attached as Schedule “A” and was issued by the Company on June 29, 2011.  The news release was distributed via Globe Newswire.

4.	Summary of Material Change:

On June 29, 2011, the Company reported that Alnylam Pharmaceuticals, Inc. (“Alnylam”) has filed an Answer and Amended Counterclaim in response to the Company’s Amended Complaint, which was filed on June 3, 2011.

5.	Full description of Material Change:

On June 29, 2011, the Company reported that Alnylam has filed an Answer and Amended Counterclaim in response to the Company’s Amended Complaint, which was filed on June 3, 2011.

The Company finds no merit in the allegations in Alnylam’s Answer and Counterclaim and remains confident in its position. The Company is fully committed and prepared to pursue this lawsuit to a satisfactory resolution.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Ian Mortimer
Executive Vice-President and Chief Financial Officer
100-8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C. V5J 5J8
Telephone: (604) 419-3200

9.	Date of Report:

July 7, 2011

Schedule "A"

Tekmira Reports Expected Answer and Amended Counterclaim is Filed by Alnylam

FOR IMMEDIATE RELEASE:	June 29, 2011

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, reports that Alnylam Pharmaceuticals, Inc. has filed an Answer and Amended Counterclaim in response to Tekmira’s Amended Complaint, which was filed on June 3, 2011.

Tekmira finds no merit in the allegations in Alnylam’s Answer and Counterclaim and remains confident in its position. Tekmira is fully committed and prepared to pursue this lawsuit to a satisfactory resolution.

Publicly filed documents that are relevant to this lawsuit can be found on Tekmira’s website at www.tekmirapharm.com.

About RNAi and Tekmira’s LNP Technology
RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is the most widely used siRNA delivery approach for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira
Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information
This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects,” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Alnylam’s Answer and Amended Counterclaim in response to Tekmira’s Amended Complaint against Alnylam; the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam through the Business Litigation Session (BLS) of the Massachusetts Superior Court; Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; use of lipid nanoparticle LNP technology by Tekmira’s licensees; and Tekmira’s expectations with respect to existing and future agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the effect of Alnylam’s Answer and Amended Counterclaim in response to Tekmira’s Amended Complaint on Tekmira’s litigation position; the nature and prospects of the litigation with Alnylam; timing of the litigation with Alnylam; LNP’s status as a leading RNAi delivery technology; the use of LNP technology by Tekmira’s development partners and licensees; the sufficiency of budgeted capital expenditures in carrying out planned activities; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the litigation with Alnylam is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam in its Answer and Amended Counterclaim in response to Tekmira’s Amended Complaint; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; funding from research and product development partners may not be provided when required under agreements with those partners; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors
Jodi Regts
Director, Investor Relations
Phone: 604-419-3234
Email: jregts@tekmirapharm.com

Media
David Ryan
Longview Communications Inc.
Phone: 416-669-7906
Email: dryan@longviewcomms.ca